

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mailstop 4628

August 6, 2009

Mr. Randal Hardy
Chief Executive and Financial Officer
Timberline Resources, Inc.
c/o Dorsey & Whitney LLP
Republic Plaza Building, Suite 4700
370 Seventeenth Street
Denver, CO 80202-5647

> **Re:** **Timberline Resources, Inc.**
> **Form 10-KSB For the Fiscal Year Ended September 30, 2008**
> **Filed December 30, 2008**
> **File No. 1-34055**

Dear Mr. Hardy:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Mark C. Shannon
Branch Chief